Filed pursuant to Rule 433

Registration Statement No. 333-284683

Relating to Preliminary Prospectus Supplement dated September 8, 2025

Republic of Colombia Announces Potential New Bonds Offering and Tender Offer

September 8, 2025

BOGOTÁ, COLOMBIA ––

Potential New Bonds Offering

The Republic of Colombia (“Colombia”), rated Baa3 (stable)/BB (negative)/BB+ (negative) (Moody’s/S&P/Fitch)*, has mandated Banco Bilbao Vizcaya Argentaria, S.A, BNP Paribas and Citigroup Global Markets Limited to lead an SEC-registered global offering (the “New Bonds Offering”) of (i) new global bonds to be denominated in euros due 2028 (the “2028 Bonds”), (ii) new global bonds to be denominated in euros due 2032 (the “2032 Bonds”) and (iii) new global bonds to be denominated in euros due 2036 (the “2036 Bonds” and together with the 2028 Bonds and the 2032 Bonds, the “New Bonds”). The New Bonds Offering may include 2028 Bonds that may be issued and sold to certain tendering holders in the Tender Offer (as described below). The transaction is expected to launch in the near future, subject to market conditions.

*

Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to suspension, revision or withdrawal at any time by the assigning rating agency. Each securities rating should be evaluated independently of each other securities rating.

Potential Tender Offer

Colombia also announced today its intention to launch a 1-day tender offer on its outstanding 3.875% Global Bonds due 2026 (the “Old Bonds”) in an aggregate principal amount that will not result in an aggregate Purchase Price that exceeds an amount to be determined by Colombia in its sole discretion (the “Tender Offer”).

Tender orders for the Old Bonds that are submitted concurrently with an indication of interest for the 2028 Bonds (“reinvestment tenders”) are expected to be accepted before any other tender orders of Old Bonds submitted for cash (“simple tenders”) of each such series. The Tender Offer is expected to launch concurrently with the New Bonds Offering, subject to market conditions.

The Dealer Managers for the Tender Offer are expected to be Banco Bilbao Vizcaya Argentaria, S.A, BNP Paribas and Citigroup Global Markets Inc. Questions regarding the Tender Offer may be directed to the Dealer Managers by calling: Banco Bilbao Vizcaya Argentaria, S.A. at +1 (800) 422-8692, BNP PARIBAS toll-free at +1 (888) 210-4358 or Citigroup Global Markets Inc. +1 (212) 723-6106.

All information set forth above is purely indicative and is subject to confirmation by Colombia upon the launch of the Tender Offer and the New Bonds Offering. Final terms may be significantly different from the indications above and the Tender Offer and the New Bonds Offering may not launch.

This announcement is for informational purposes only. This announcement is not an offer to purchase or tender or a solicitation of an offer to purchase or tender any bonds. Recipients of this announcement are not to construe the contents of this communication as legal, tax or investment advice and recipients should consult their own advisors in this regard.

Colombia has filed a registration statement (including a prospectus) and the preliminary prospectus supplements with the SEC for the New Bonds Offering. Before you invest, you should read the prospectus in that registration statement and other documents Colombia has filed with the SEC for more complete information about Colombia and the New Bonds Offering. You may get these documents for free by visiting EDGAR on the SEC website at http://www.sec.gov/. Alternatively, the Republic or any underwriter participating in the offering will arrange to send you the prospectus if you request it by calling Banco Bilbao Vizcaya Argentaria, S.A. toll-free at +1 (800) 422-8692, BNP PARIBAS toll-free at +1 (800) 854-5674 or Citigroup Global Markets Limited toll-free at +1 (800) 831-9146.

A preliminary prospectus supplement along with the accompanying prospectus is available from the Securities and Exchange Commission’s website at:

2028 Bonds:

https://www.sec.gov/Archives/edgar/data/917142/000119312525198181/d76143d424b3.htm

2032 Bonds

https://www.sec.gov/Archives/edgar/data/917142/000119312525198189/d90472d424b3.htm

2036 Bonds

https://www.sec.gov/Archives/edgar/data/917142/000119312525198196/d921619d424b3.htm

The distribution of materials relating to the New Bonds Offering and the Tender Offer and the transactions contemplated by the New Bonds Offering and the Tender Offer may be restricted by law in certain jurisdictions. Each of the New Bonds Offering and the Tender Offer is void in all jurisdictions where it is prohibited. If materials relating to the New Bonds Offering or the Tender Offer come into a holder’s possession, the holder is required by Colombia to inform itself of and to observe all of these restrictions. The materials relating to the New Bonds Offering or the Tender Offer, including this communication, do not constitute, and may not be used in connection with, an offer or solicitation in any place where offers or solicitations are not permitted by law. If a jurisdiction requires that the New Bonds Offering or the Tender Offer be made by a licensed broker or dealer and a Dealer Manager or any affiliate of a Dealer Manager is a licensed broker or dealer in that jurisdiction, the New Bonds Offering or the Tender Offer, as the case may be, shall be deemed to be made by the Dealer Manager or such affiliate on behalf of Colombia in that jurisdiction. Owners who may lawfully participate in the Tender Offer in accordance with the terms thereof are referred to as “holders.”

This press release shall not constitute an offer to sell or the solicitation of an offer to buy any securities nor will there be any sale of the New Bonds or the Tender Offer in any state or other jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or other jurisdiction. The offering of the New Bonds and the Tender Offer will be made only by means of the New Bonds Offering prospectus supplements and the accompanying prospectus and an offer to purchase in Canada, under applicable exemptions from any prospectus or registration requirements.

The New Bonds are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in the European Economic Area (“EEA”). For these purposes, a retail investor means a person who is one (or more) of the following:

(a)	a retail client as defined in point (11) of Article 4(1) of Directive 2014/65/EU (as amended, “MiFID II”); or

(b)	a customer within the meaning of Directive (EU) 2016/97 as amended, where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II.

Consequently, no key information document required by Regulation (EU) No 1286/2014 (as amended, the “PRIIPs Regulation”) for offering or selling the New Bonds or otherwise making them available to retail investors in the EEA has been prepared and therefore offering or selling the New Bonds or otherwise making them available to any retail investor in the EEA may be unlawful under the PRIIPs Regulation.